Exhibit 99.1
YINGLI GREEN ENERGY REPORTS FIRST QUARTER 2008
FINANCIAL RESULTS
BAODING, China — May 15 , 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced its unaudited financial results for the first quarter ended March 31, 2008.
First Quarter 2008 Financial and Operating Highlights
•	Total net revenues were RMB 1,595.0 million (US$227.5 million), an increase of 9.8% from RMB 1,453.2 million in the fourth quarter of 2007 and an increase of 272.2% from RMB 428.6 million in the first quarter of 2007.

•	PV module shipments were 54.6 MW, an increase of 7.3% from 50.9 MW in the fourth quarter of 2007 and an increase of 274.4% from 14.6 MW in the first quarter of 2007.

•	Gross profit was RMB 392.3 million (US$55.9 million), an increase of 9.1% from RMB 359.6 million in the fourth quarter of 2007 and an increase of 337.8% from RMB 89.6 million in the first quarter of 2007.

•	Gross margin was 24.6% in the first quarter of 2008, in line with 24.7% in the fourth quarter of 2007 and an increase from 20.9% in the first quarter of 2007.

•	Net income was RMB 223.5 million (US$31.9 million), an increase of 61.5% from RMB 138.4 million in the fourth quarter of 2007 and an increase of 2,580.5% from RMB 8.3 million in the first quarter of 2007. Fully diluted earnings per ordinary share and per American depositary share (“ADS”) were RMB 1.73 (US$0.25), compared to RMB 1.07 in the fourth quarter of 2007.

•	On an adjusted non-GAAP[1] basis, net income was RMB 246.2 million (US$35.1 million), an increase of 56.5% from RMB 157.3 million in the fourth quarter of 2007. Fully diluted earnings per ordinary share and per ADS were RMB 1.90 (US$0.27), compared to RMB 1.21 in the fourth quarter of 2007.
“We had a strong start to the year as our first quarter came in ahead of our expectations,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “Our results largely demonstrated the successful execution of our vertically integrated strategy at the operating level and growing demand for our products in our end markets, including Spain, Germany, the United States and Italy, as well as new and emerging solar markets such as Korea and France. We believe that maintaining the highest standards in product quality and our growing brand recognition are key factors that have helped solidify our

1	All non-GAAP measures exclude share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), the Company’s principal operating subsidiary. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this earnings release.

market share and build close relationships with our customers, particularly with utility companies for large on-grid power generation projects.”
“Vertical integration and continued success in our R&D efforts have also given us greater flexibility to withstand fluctuations in raw material cost. Our polysilicon usage per watt has been declining quarter over quarter through process and technology advancement, including reduced wafer thickness and breakage rate and improved cell efficiency, equipment automation and product quality control procedure at each stage along the value chain. Our commercialization of 180 micron wafers at the beginning of February 2008 illustrates our strong capabilities in R&D.”
“I am also very pleased that our expansion plan remains on track and that we currently expect to be able to achieve production capacity of 600 MW before mid-2009, ahead of schedule. As one of the world’s leading vertically integrated PV product manufacturers in a rapidly growing PV market, we plan to continue to execute our business strategy to maximize shareholders’ value.”
First Quarter 2008 Financial Results
Net Revenues
Net revenues were RMB 1,595.0 million (US$227.5 million) in the first quarter of 2008, which increased by 9.8% from RMB 1,453.2 million in the fourth quarter of 2007 and by 272.2% from RMB 428.6 million in the first quarter of 2007. The increase was primarily due to continued strong growth in market demand for PV modules, resulting in a higher average selling price and increased shipment volume. The average selling price for PV modules2 increased to US$4.11 per watt in the first quarter of 2008 from US$3.86 per watt in the fourth quarter of 2007. Total PV module shipments increased to 54.6 MW in the first quarter of 2008 from 50.9 MW in the fourth quarter of 2007, which was primarily due to improved throughput by process and technology advancement at the Company’s existing manufacturing facilities as a result of continued success in our research and development efforts. Spain and Germany continued to be the Company’s most important markets in the first quarter of 2008.
Gross Profit and Gross Margin
Gross profit in the first quarter of 2008 was RMB 392.3 million (US$55.9 million), which increased by 9.1% from RMB 359.6 million in the fourth quarter of 2007 and by 337.8% from RMB 89.6 million in the first quarter of 2007. Gross margin was 24.6% in the first quarter of 2008, in line with 24.7% in the fourth quarter of 2007 and increased from 20.9% in the first quarter of 2007. As a result of a higher average selling price compared to the fourth quarter of 2007, the lower polysilicon usage per watt resulted from successful research and development efforts and the lower processing cost attributable to continuous improvement in operational

2	We compute average selling price of PV modules per watt for a given period as the total sales of PV modules divided by the total watts of the PV modules sold during such period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified by the Federal Reserve Bank of New York .

efficiency of the Company’s vertically integrated business model, the Company was able to maintain its gross margin despite an increase in the average cost of polysilicon in the first quarter of 2008.
Operating Expenses
Operating expenses in the first quarter of 2008 were RMB 109.6 million (US$15.6 million), compared to RMB 92.6 million in the fourth quarter of 2007 and RMB 48.6 million in the first quarter of 2007. Operating expenses as a percentage of net revenues increased slightly to 6.9% in the first quarter of 2008 from 6.4% in the fourth quarter of 2007. The increase in operating expenses was primarily due to increased research and development expenses, marketing and promotional expenses and higher employment compensation and share-based compensation charges related to the share-based awards granted to senior executives and employees. The increase in research and development expenses was mainly related to the efforts to reduce wafer thickness from 200 microns to 180 microns. The increase in marketing and promotional expenses was primarily related to promotional efforts in new and emerging markets, including France and Korea.
Operating Income and Margin
Operating income in the first quarter of 2008 was RMB 282.7 million (US$40.3 million), which increased by 5.9% from RMB 267.0 million in the fourth quarter of 2007 and by 590.0% from RMB 41.0 million in the first quarter of 2007. The operating margin decreased to 17.7% in the first quarter of 2008 from 18.4% in the fourth quarter of 2007 and increased from 9.6% in the first quarter of 2007. The decrease in the first quarter of 2008 was primarily due to increased operating expenses.
Interest Expense
Interest expense was RMB 34.4 million (US$4.9 million) in the first quarter of 2008, which increased from RMB 19.6 million in the fourth quarter of 2007 and RMB 19.2 million in the first quarter of 2007. The increase from the fourth quarter of 2007 was due to an increase in the accrued yield on convertible notes upon maturity and amortization of issuance costs in connection with the convertible notes offering that was completed in December 2007. Short-term borrowings were RMB 804.6 million (US$114.7 million) at the end of the first quarter of 2008, which decreased from RMB 1,261.3 million at the end of the fourth quarter of 2007.
Foreign Currency Exchange Gain (Loss)
Foreign currency exchange gain was RMB 66.3 million (US$9.5 million) in the first quarter of 2008, compared to a foreign currency exchange loss of RMB 29.2 million in the fourth quarter of 2007 and a foreign currency exchange loss of RMB 0.1 million in the first quarter of 2007. The foreign currency exchange gain in the first quarter of 2008 was primarily due to the appreciation of the Euro against the Renminbi coupled with an increase in Euro-denominated sales, which was partially offset by the depreciation of the U.S. dollar against the Renminbi.

Net Income Before Minority Interest
Net income before minority interest was RMB 322.5 million (US$46.0 million) in the first quarter of 2008, which increased by 57.1% from RMB 205.2 million in the fourth quarter of 2007 and increased by 1,340.6% from RMB 22.4 million in the first quarter of 2007. The equity interest in Tianwei Yingli held by Baoding Tianwei Baobian Electric Co., Ltd. decreased from 29.89% to 25.99% effective on March 14, 2008, as a result of the acquisition of an additional 3.90% equity interest in Tianwei Yingli by Yingli Green Energy.
Income Tax Benefit (Expense)
Tianwei Yingli, the Company’s principal operating subsidiary in the People’s Republic of China (the “PRC”), is entitled to an exemption from the PRC enterprise income tax in 2007 and 2008. In the first quarter of 2008, the Company recorded income tax benefit of RMB 0.7 million (US$0.1 million), compared to an income tax expense of RMB 15.3 million in the fourth quarter of 2007 and income tax benefit of RMB 0.4 million in the first quarter of 2007. The income tax expenses incurred in the fourth quarter of 2007 was primarily due to an increase in the PRC enterprise income tax expenses of RMB 17.6 million, which resulted from a change in the estimated future income tax rates following the release of implementation guidance issued in December 2007 pertaining to the adoption of the new PRC Enterprise Income Tax Law.
Net Income
As a result of the aforementioned factors, net income was RMB 223.5 million (US$31.9 million) in the first quarter of 2008, which increased by 61.5% from RMB 138.4 million in the fourth quarter of 2007 and increased by 2,580.5% from RMB 8.3 million in the first quarter of 2007. Fully diluted earnings per ordinary share and per ADS were RMB 1.73 (US$0.25) in the first quarter of 2008, compared to RMB 1.07 in the fourth quarter of 2007.
On an adjusted non-GAAP basis, which excludes share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, the Company’s principal operating subsidiary, net income was RMB 246.2 million (US$35.1 million) in the first quarter of 2008, which increased by 56.5% from RMB 157.3 million in the fourth quarter of 2007. Adjusted non-GAAP fully diluted earnings per ordinary share and per ADS were RMB 1.90 (US$0.27) in the first quarter of 2008, compared to RMB 1.21 in the fourth quarter of 2007.
Balance Sheet Analysis
As of March 31, 2008, Yingli Green Energy had RMB 564.3 million (US$80.5 million) in cash and RMB 3,511.9 million (US$500.8 million) in working capital, compared to RMB 961.1 million in cash and RMB 3,513.2 million in working capital as of December 31, 2007. The decrease in cash from the fourth quarter of 2007 was primarily due to the repayment of certain matured short-term borrowings at the end of the first quarter of 2008. Days sales outstanding has been reduced to 66 days in the first quarter of 2008 from 77 days in the fourth quarter of 2007.

First Quarter 2008 Business Highlights
➢	Reduced wafer thickness from 200 microns in 2007 to 180 microns at the beginning of February 2008, which the Company expects to benefit Yingli Green Energy by reducing its polysilicon usage per watt, increasing wafer output per ingot and contributing to a reduction in cost of goods sold.

➢	Won a sales contract from Iberdrola Ingeniería y Construcción S.A.U., under which Yingli Green Energy supplied 11.56 MW of PV modules in the first quarter of 2008.

➢	Announced a sales contract with EDF Energies Nouvelles (“EDF”), under which Yingli Green Energy will supply 7 MW of PV modules that are expected to be delivered in 2008. Under the sales contract, EDF has an option to purchase another 6 MW of PV modules in 2008.

➢	Announced a sales contract with Recurrent Energy, Inc., a solar services provider based in San Francisco, U.S.A., for PV modules expected to be delivered in 2008.

➢	Obtained approval from the relevant PRC governmental authorities and completed the planned additional capital contribution of RMB 1,750.8 million in Tianwei Yingli, the Company’s principal operating subsidiary in China, which increased the Company’s equity interest in Tianwei Yingli from 70.11% to 74.01%, effective March 14, 2008.

➢	Signed two polysilicon supply agreements with DC Chemical Co., Ltd. (“DC Chemical”), a leading Korean chemicals producer. Under the first agreement, DC Chemical will supply polysilicon with a value of approximately US$27 million to Yingli Green Energy in 2008. Under the second agreement, DC Chemical will supply polysilicon with a total value of approximately US$188 million to Yingli Green Energy from 2009 to 2013.
Recent Business Highlights
➢	Signed sales contracts with two Korean companies to supply 1.3 MW of PV modules to Korea Electric Power Industrial Development Corporation, a renewable energy company, and 2.0 MW of PV modules to Kaycom Corporation, a distributor of electronic components and PV devices.

➢	Won a sales contract from IBC Solar AG (“IBC”), one of the leading specialists in PV systems worldwide. Under the terms of the contract, Yingli Green Energy is expected to supply a minimum of 35 MW of PV modules to IBC from May 2008 to December 2008. In addition, IBC has an option to purchase a maximum of another 45 MW of PV modules from Yingli Green Energy in 2009.

➢	Signed a third polysilicon supply agreement with DC Chemical. Under the terms of the agreement, DC Chemical will supply polysilicon with a value of approximately US$39 million to Yingli Green Energy. The delivery period started in April 2008 and will end in December 2008.
Business Outlook for Full Year 2008
Based on the current market and operating conditions, estimated production capacity expansion and forecasted customer demand, the Company reaffirms its expected PV module shipment and net revenue targets for the full year 2008 as follows:
➢	PV module shipments in the estimated range of approximately 255 MW to 265 MW, which represents a 78.9% to 86.0% increase compared to 2007.

➢	Net revenues in the estimated range of approximately US$969 million and US$1,020 million, which represents a 74.1% to 83.3% increase compared to 2007.
Non-GAAP Financial Measures
To supplement the financial measures presented in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted earnings per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, the Company’s principal operating subsidiary. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars for the first quarter of 2008 in this earnings release, made solely for the purpose of reader’s convenience, is based on the noon buying rate in the New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York as of March 31, 2008, which was RMB 7.0120 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results on Friday, May 15, 2008 at 8:00 AM Eastern Daylight Time (EDT), which corresponds to the same day at 8:00 PM Beijing/Hong Kong time.

The dial-in details for the live conference call are as follows:
— U.S. Toll Free Number +1.800.706.7745
— International dial-in number +1.617.614.3472
— Passcode: 50403895#
A live and archived webcast of the conference call will be available on the Investor Relations section of Yingli Green Energy’s website at http://www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until May 29, 2008 by dialing:
— U.S. Toll Free Number +1.888.286.8010
— International dial-in number +1.617.801.6888
— Passcode: 46449951#
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world. Additionally, Yingli Green Energy is one of the limited number of large-scale PV companies in the world to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Yingli Green Energy’s expectations with respect to its expansion plans and the benefit of the reduced wafer thickness mentioned above contain forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, contact
Yingli Green Energy Holding Company Limited
Director, Investor Relations
Qing Miao, +86-312-3100-502
ir@yinglisolar.com
or
Christensen
Peter Homstaad, +1-480-614-3026
phomstaad@ChristensenIR.com
Christensen
Jung Chang, +852-2232-3973
jchang@ChristensenIR.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31, 2007	As of March 31, 2008
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	968,241	586,137	83,591
Accounts receivable, net	1,244,868	1,167,529	166,504
Inventories	1,261,207	1,423,187	202,965
Prepayments to suppliers	1,056,776	1,032,789	147,289
Prepaid expenses and other current assets	558,234	503,695	71,833

Total current assets	5,089,326	4,713,337	672,182

Prepayments to a supplier	637,270	654,521	93,343
Property, plant and equipment, net	1,479,829	1,787,444	254,912
Land use rights	54,972	62,724	8,945
Goodwill and intangible assets, net	359,184	709,566	101,193
Investment in and advances to affiliates	20,731	22,158	3,160
Long-term other assets	32,685	23,760	3,389

Total assets	7,673,997	7,973,510	1,137,124

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,261,275	804,594	114,745
Accounts payable	158,077	199,304	28,423
Other current liabilities and accrued expenses	117,557	133,296	19,010
Advances from customers	22,147	45,450	6,482
Dividend payable	10,956	10,956	1,563
Other amounts due to related parties	6,097	7,807	1,113

Total current liabilities	1,576,109	1,201,407	171,336

Deferred income taxes	56,520	79,444	11,330
Deferred income	22,010	20,400	2,909
Convertible senior notes	1,262,734	1,228,876	175,253

Total liabilities	2,917,373	2,530,127	360,828

Minority interest	754,799	1,200,798	171,249

Shareholders’ equity:
Ordinary shares	9,884	9,922	1,415
Additional paid-in capital	3,620,827	3,634,266	518,293
Accumulated other comprehensive income	12,197	15,932	2,272
Retained earnings	358,917	582,465	83,067

Total shareholders’ equity	4,001,825	4,242,585	605,047

Total liabilities, minority interest and shareholders’ equity	7,673,997	7,973,510	1,137,124

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Income Statements
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended	Three months ended	Three months ended
	March 31, 2007	December 31, 2007	March 31, 2008
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	423,339	1,430,398	1,572,256	224,224
Sales of PV systems	139	1,386	547	78
Other revenues	5,075	21,372	22,242	3,172

Total net revenues	428,553	1,453,156	1,595,045	227,474
Cost of revenues:
Cost of PV modules sales	(330,365)	(1,068,979)	(1,183,318)	(168,756)
Cost of PV systems sales	(98)	(1,009)	(270)	(39)
Cost of other revenues	(8,480)	(23,581)	(19,189)	(2,737)

Total cost of revenues	(338,943)	(1,093,569)	(1,202,777)	(171,532)

Gross profit	89,610	359,587	392,268	55,942
Selling expenses	(17,371)	(34,721)	(36,515)	(5,208)
General and administrative expenses	(23,692)	(56,447)	(64,492)	(9,197)
Research and development expenses	(7,579)	(1,468)	(8,598)	(1,226)

Total operating expenses	(48,642)	(92,636)	(109,605)	(15,631)

Income from operations	40,968	266,951	282,663	40,311
Other income (expense):
Interest expense	(19,180)	(19,646)	(34,363)	(4,900)
Interest income	308	2,821	5,191	740
Foreign currency exchange gain (loss)	(70)	(29,152)	66,316	9,457
Other income	—	(455)	2,037	291

Earnings before income taxes and minority interest	22,026	220,519	321,844	45,899
Income tax benefit (expense)	360	(15,271)	652	93

Earnings before minority interest	22,386	205,248	322,496	45,992
Minority interest	(14,046)	(66,860)	(98,948)	(14,111)

Net income	8,340	138,388	223,548	31,881

Accretion of Series A and Series B redeemable and convertible preferred shares to redemption value	(30,496)	—	—	—

Net income/(loss) applicable to ordinary shareholders	(22,156)	138,388	223,548	31,881

Weighted average shares and ADSs outstanding
Basic	61,109,893	126,923,609	127,336,911	127,336,911
Diluted	61,109,893	129,801,733	129,576,705	129,576,705

Earnings/(loss) per share and per ADS
Basic	(0.36)	1.09	1.76	0.25
Diluted	(0.36)	1.07	1.73	0.25

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended	Three months ended	Three months ended
	March 31, 2007	December 31, 2007	March 31, 2008
	RMB	RMB	RMB	US$
Non-GAAP net income/(loss)	(9,403)	157,288	246,210	35,113
Share-based compensation	(3,183)	(6,430)	(9,449)	(1,348)
Amortization of intangible assets	(9,570)	(12,470)	(13,213)	(1,884)

Net income/(loss)	(22,156)	138,388	223,548	31,881

Non-GAAP diluted earnings/(loss) per share and per ADS	(0.15)	1.21	1.90	0.27
Share-based compensation per share and per ADS	(0.05)	(0.05)	(0.07)	(0.01)
Amortization of intangible assets per share and per ADS	(0.16)	(0.09)	(0.10)	(0.01)

Diluted earnings/(loss) per share and per ADS	(0.36)	1.07	1.73	0.25